		Fran Stoller
		Partner

		345 Park Avenue		Direct	212.407.4935
		New York, NY 10154-1895		Main	212.407.4000
				Fax	212.214.0706
				fstoller@loeb.com

		MEMORANDUM

Date:	October 11, 2006	File:	207609-10002

To:	Jay Williamson Thomas Kluck Michael Karney John Reynolds

From:	Fran Stoller

Re:	Stone Arcade Acquisition Corp. (the “Company”) Proxy Statement on Schedule 14A Filed July 27, 2006 File No. 000-51444
Subject:	Warrant Clarification Agreement

Reference is made to comment #131 of the Staff’s letter dated September 6, 2006 in which the Staff questions whether the warrant clarification agreement (the “Clarification”) is a proper amendment of the warrant agreement. The Staff notes that §  9.8 of the warrant agreement is limited by its terms to matters “that the parties deem shall not adversely affect the interests of the registered holders” and seeks support for the Company’s ability to enter into the Clarification. This memo sets forth the basis upon which we believe that as a matter of contract law, the warrant holders were never entitled to a net-cash settlement in the event the Company was unable to deliver registered shares upon exercise, and, therefore, were not adversely affected by the Clarification.

Contract Rule: Contract must be read so as to give effect to all of its provisions

The presumption underlying EITF Issue No. 00-19, Section 17 is that “[i]f the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative).” This presumption is substantially equivalent to substituting, in place of the actual contractual language, a strict liability provision (i.e., warrant holders get full payment, no matter what, if the Company cannot deliver registered shares). However, the explicit terms of the warrant agreement contradict the notion of strict liability on the part of the Company. Specifically, § 3.3.2 of the warrant agreement entitled “Issuance of Certificates” states that “the Company shall not be obligated to deliver any securities pursuant to the exercise of a warrant unless . . . a registration statement under the Act with respect to the Common Stock is effective.” § 7.4 of the warrant agreement entitled “Registration of Common Stock” goes on to impose on the Company the obligation to use its best efforts to maintain a current registration statement covering the shares issuable upon exercise of the warrants during the period that the warrants are exercisable.

It is a basic principle of contract law (including the governing law of New York) that, in interpreting a contract, the entire agreement must be considered.  See, e.g.,  Cruden, 957 F.2d at 976; Laba v. Carey, 29 N.Y.2d 302, 306 (1971). It is also a basic “rule of construction” that an interpretation of contract should not be adopted which will operate to leave a provision of a contract . . . without force and effect.”  Laba, 29 N.Y.2d at 306 (quotation omitted).  In construing contracts, courts also strongly “disfavor contract interpretations that render provisions of a contract superfluous.”  Int’l Multifoods Corp. v. Commercial Union Ins. Co., 309 F.3d 76, 86 (2d Cir. 2002). The presumption underlying EITF Issue No. 00-19 (i.e., that the warrant agreement’s “silence” on the subject of settlement in the event of an inability to deliver registered shares equates to the right to net-share settlement) would render the “best efforts” provision in § 7.4 superfluous. Similarly, a conclusion that strict liability is required would make the matter of whether or not the Company used “best efforts” to keep the registration statement current completely irrelevant.  As a matter of New York contract law, the warrant agreement cannot be interpreted as providing a right of net cash settlement.

Contract Rule:  Courts may not rewrite into a contract obligations the parties did not insert

It is an axiom of New York contract law that a “court may neither rewrite, under the guise of interpretation, a term of the contract when the term is clear and unambiguous,” or “redraft a contract to accord with its instinct for the dispensation of equity upon the facts of a given case.”  Cruden v. Bank of New York, 957 F.2d 961, 976 (2d Cir. 1992); see also, e.g., Salvano v. Merrill Lynch, Pierce, Fenner & Smith, 85 N.Y.2d 173, 182 (1995) (court may not rewrite a contract and insert additional terms to which the parties did not agree); Mathias v. Jacobs, 238 F. Supp. 2d 566, 581 (S.D.N.Y. 2002) (improper for court to import into the agreement a provision that it does not contain, and thus impose an additional term); Goldman v. Burch, 780 F. Supp. 1441, 1445 (S.D.N.Y. 1992) (“A court may not rewrite into a contract conditions the parties did not insert or, under the guise of interpretation, add or excise terms.”).

Here, the warrant agreement provides that, upon exercise of the warrant, a registered holder will receive registered shares.  However, the warrant agreement also provides that Stone Arcade would not be required to deliver any securities unless a registration statement was in effect for such securities.  In other words, under the terms of the warrant agreement and as the prospectus disclosure clearly warns, if no registration statement is in effect, the warrants are not exercisable.  If the warrants are not exercisable, there is no basis for a warrant holder to demand delivery of shares, a net-cash settlement, or any other form of settlement.  Rather, a warrant holder would have recourse if the Company fails to use its “best efforts” to maintain a current registration statement. To find otherwise would require the warrant agreement to be rewritten to provide that the warrants are exercisable even if no registration statement is in effect.  This is contrary to the terms of the warrants and New York contract law.

Contract Rule: Courts may not imply an obligation that is inconsistent with the express terms of the contract

New York courts have long held that “no obligation can be implied . . . which would be inconsistent with other terms of the contractual relationship.”  Sabetay v. Sterling Drug, Inc., 69 N.Y.2d 329, 335 (1987); Cohen v. Elephant Wireless, Inc., 2004 U.S. Dist. LEXIS 16583, at *21-22 (S.D.N.Y. Aug. 19, 2004) (court cannot imply an obligation that is inconsistent with other terms of the contractual relationship). The language of EITF Issue No. 00-19 suggests that the warrant agreement contains an “implied” obligation that the Company has absolute responsibility to make a net-cash settlement if it cannot deliver registered shares.  However, the express terms of the contract state that the Company only has to make “best efforts” to keep the registration statement current.  Thus, the “implied” obligation of EITF Issue No. 00-19 imposes an inconsistent standard from the express terms of the agreement and, therefore, reflects an interpretation of the contract that is not in accordance with New York law.  Such a position is also inconsistent with the general statement that the warrants are not exercisable unless a registration statement is in effect.

Contract Rule: The intent of the parties controls

“The basic purpose of the rules for the construction of contracts is of determination of the intention of the parties; which intent is of paramount consideration. . . .  Therefore, the cardinal rule in the interpretation of contracts is that the intention of the parties is to be ascertained and effect is to be given to that intention if it can be done consistent with legal principles.”  22 N.Y. Jur. 2d Contracts, § 224. United States Naval Institute v. Charter Communications, Inc., 875 F.2d 1044, 1048 (2d Cir. 1989) (“In determining the meaning of an ambiguous contract term, the finder of fact seeks to fathom the parties’ intent.”) Federal Ins. Co. v. Americas Ins. Co., 258 F.D.2d 39, 691 N.Y.S.2d 508, 512 (1st Dep’t 1991) (“[T]he parties’ course of performance under the contract is considered to be the most persuasive evidence of the agreed intention of the parties.”) (quotation omitted).

Here, all of the facts and express contractual language demonstrate that the intent of all parties is clearly that there is no right to a net-cash settlement, but rather that warrant holders are only entitled to cash damages if the Company fails to use “best efforts” to keep a registration statement covering the underlying shares current. This intent is further evidenced by the following:

1.               Prospectus Disclosure—The Prospectus itself explicitly warns that, “[N]o warrants will be exercisable” unless there is a current registration covering the underlying shares and if the Company fails to maintain a current registration statement, the “warrants may be deprived of any value.”  Thus, it was expressly disclosed to the warrant holders that if the Company could not deliver registered shares, the warrants could lose all value.

2.               Custom and Usage—If a term in a contract were found, after analysis, to be vague, custom and usage of a term within the industry can be used to supply the meaning.  See, e.g., Stulsaft v. Mercer Tube & Mfg. Co., 288 N.Y. 255, 259 (1942) (“The relations of the parties, the customs of the trade, or other facts and circumstances known to the parties, may give rise to a necessary inference that when agreement has been reached upon the terms which have been the subject of the discussion, a common understanding and agreement has been reached in regard also to terms which were in the minds of all the parties, though not discussed.”)  Christiana General Ins. Corp. v. Great American Ins. Co., 979 F.2d 268, 274 (2d Cir. 1992) (“Extrinsic evidence may in appropriate cases include industry custom and practice.”);  Walk-In Medical Centers, Inc. v. Breur Capital Corp., 818 F.2d 260, 264 (2d Cir. 1987) (custom and usage in securities industry properly admitted to interpret phrase contained in underwriting agreement); R.A. Mackie & Co. v. Petrocorp Inc., 329 F. Supp. 2d 477, 503 (S.D.N.Y. 2004) (“In determining the meaning of the Warrant Agreement, the Court will consider the testimony and evidence admitted at trial concerning industry custom and usage in the public securities markets.”)

The terms of the warrants include the provision that the issuer is not required to issue shares upon exercise in the absence of a current registration statement, and the related prospectus disclosure includes the risk that the Company may be unable to maintain a current registration statement thereby rendering the warrants unexercisable. These provisions and disclosure have remained essentially unchanged since the early 1980s through the mid-1990s when public offerings of units comprised of shares and warrants were commonplace.  While there has been an occasional claim by a warrant holder for damages where an issuer has failed to maintain the current registration statement required for exercise, we are unaware of any instance in which an issuer that was able to demonstrate it had used it best efforts nevertheless chose to or was required by a court to net cash settle the warrants. As we noted in our response letter, to do so would likely expose such an issuer to stockholder claims of breach of fiduciary duty and corporate waste. If the warrant holders were entitled to some implied right to net cash settlement, the prospectus disclosure requirements would mandate prominent disclosure of the fact that an issuer’s failure to maintain a current registration statement would result in a potentially tremendous financial obligation that could materially adversely affect the issuer’s financial position and perhaps bankrupt the company. The reason that such disclosure is not included is that neither the investors nor the issuers nor the underwriters believe (or have ever asserted) that warrant holders have a right to net cash settlement. In fact, just the opposite is true. It is understood, both here and in the industry that the warrants could be worthless if the issuer is unable to deliver registered shares at the time a holder desires to exercise and the public trading market is otherwise unavailable as an alternative method of disposition. Support for this position is also evidenced by Morgan Joseph’s execution of a substantially identical clarification agreement covering the underwriter’s unit purchase option. Morgan Joseph, as the underwriter of the initial public offering, is clearly in a sound position to confirm the intent of the parties with respect to the securities sold in the Company’s public offering, as well as custom and usage in the market. Even comment #28 of the Staff’s letter (which requests the addition of a risk factor addressing the adverse impact on the warrant holders if “a prospectus is not current and the warrants are not exercisable…”) reflects this common understanding regarding these types of warrants.

Conclusion

Under the original warrant agreement, as a matter of contract law, the warrant holders were not entitled to receive a net-cash settlement if there was no registration statement in effect at the time they desire to exercise.  Thus, the Clarification did not adversely affect the interests of the registered holders. Rather, it is a legitimate clarification, for accounting purposes only, permitted by the provisions of § 9.8 of the original agreement.